Exhibit 99.2

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD NOVEMBER 15, 2011
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF GIVEN IMAGING LTD.

The undersigned hereby appoints Pearl Cohen Zedek Latzer LLP and any of its attorneys, proxies of the undersigned, with full power of substitution to vote all of the shares of Given Imaging Ltd., an Israeli company (the "Company"), which the undersigned may be entitled to vote at the Special Meeting of shareholders of the Company to be held at the Company’s head offices at the Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on Tuesday, November 15, 2011, at 16:00 (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

SPECIAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

November 15, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

$ Please detach along perforated line and mail in the envelope provided. $

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
1.
To approve the extension and amendment of the Registration Rights Agreement among the Company, Elron Electronic Industries Ltd., Discount Investment Corporation Ltd. and RDC Rafael Development Corporation Ltd. (all of which are affiliates of the Company) until July 18, 2017.
				☐	☐	☐
				YES	NO
			Please indicate whether or not you have a personal interest in the resolution described in proposal 1.	☐	☐
NOTE- AN INTEREST RESULTING MERELY FROM YOUR HOLDING OF THE COMPANY'S SHARES IS NOT CONSIDERED TO BE A PERSONAL INTEREST.
IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN PROPOSAL 1, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR SUCH RESOLUTION.
"Personal interest" includes the personal interest of any of your relatives or any entity in which you or your relatives:
		●	holds 5% or more of the issued and outstanding share capital or voting rights, or
		●	has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States) , or
		●	is a director or a general manager.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.